SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-22281

                           NOTIFICATION OF LATE FILING

         (CHECK ONE):   [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11K
[ ] Form 10-Q and 10-QSB [ ] Form N-SAR

         For Period Ended:  December 31, 1999

[ ] Transition  Report on Form 10-K or 10-KSB [ ] Transition Report on Form 20-F
[ ] Transition  Report on Form 11-K [ ] Transition Report on Form 10-Q or 10-QSB
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended:  ________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  SCOOP, INC.

Address of Principal Executive Office (Street and number)
         Cyberia House
         Church Street, Basingstoke

City, State, and Zip Code
         Hampshire RG21 7QN
         United Kingdom

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
[X](b) The subject annual report, semi-annual report, transition report on Form 10-K or 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  As previously reported by the registrant in its quarterly report on Form 10-QSB for the quarterly period ended June 30, 1998 (filed August 14, 1998), on July 31, 1998, the registrant filed a voluntary petition commencing a case under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court") as Case No. SA 98-20799 RA. In accordance with the registrant's Second Amended Plan of Reorganization dated July 23, 1999 (the "Plan"), confirmed by the Bankruptcy Court on September 30, 1999, InfiniCom AB (publ), a company organized and existing under the laws of the Kingdom of Sweden ("InfiniCom"), acquired from the registrant such number of newly issued shares of common stock, par value $0.001 per share, of the registrant ("Common Stock") which in the aggregate represented approximately 91% of the issued and outstanding Common Stock on a fully diluted basis, in exchange for which InfiniCom conveyed to the registrant 100% of the issued and outstanding ordinary shares of 10 pence each of 24STORE.com Limited, a company incorporated under the laws of England and Wales (collectively, the "Transactions"). The Transactions were fully consummated as of December 7, 1999 and resulted in a complete recapitalization and reorganization of the registrant, the assets of the registrant prior to the confirmation of the Plan having been liquidated and distributed to creditors of the registrant in accordance with the terms of the Plan.

                  The consequences resulting from the Transaction, in the opinion of the registrant's management, significantly impact information to be disclosed in various sections of the registrant's annual report on Form 10-KSB. As of the date of the filing of this Form 12b-25, the registrant has not been able to complete the preparation and assimilation of information that the registrant believes would be required to be disclosed in its annual report without the expenditure of unreasonable effort and expense due principally to the organizational consequences of the Transaction and the subsequent resignation of the sole remaining director of the registrant and election of a new board of directors of the registrant. Accordingly, the registrant must delay the filing of such report. The registrant believes that it will be in a position to file its annual report on Form 10-KSB within the period specified in Rule 12b-25(b)(2)(ii).

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             LARSAKE SANDIN           (44)-1256-867-800
             (Name)                   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

                                 [ ] Yes [X] No
                           (See attached explanation)

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No
                           (See attached explanation)

                                   SCOOP, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date:  March 30, 2000              By: /s/ Larsake Sandin
                                                --------------------------------
                                                Larsake Sandin
                                                Chairman of the Board

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                   SCOOP, INC.

                                   FORM 12b-25

                                     PART IV
                                OTHER INFORMATION

                          ATTACHED RESPONSE - ITEM (2)

          The registrant did not file the following periodic reports required under the Securities Exchange Act of 1934 during the preceding 12 months because of the continuation of the registrant's proceedings under Chapter 11 of the United States Bankruptcy Code during such period as described in the narrative in Part III hereof: (i) the registrant's annual report on Form 10-KSB for the fiscal year ended December 31, 1998, (ii) the registrant's quarterly report on Form 10-QSB for the quarterly period ended March 31, 1999, (iii) the registrant's quarterly report on Form 10-QSB for the quarterly period ended June 30, 1999 and (iv) the registrant's quarterly report on Form 10-QSB for the quarterly period ended September 30, 1999.

                          ATTACHED RESPONSE - ITEM (3)

         It is anticipated that a significant change in the registrant's results of operations from the corresponding period for the last fiscal year for which the registrant has filed an annual report on Form 10-KSB will be reflected by the earnings statements contained in the annual report. Such significant change is due to the fact that the registrant substantially discontinued operations during the pendency of its case under Chapter 11 of the United States Bankruptcy Code which continued throughout the fiscal year ended December 31, 1998, and a majority of the fiscal year ended December 31, 1999, as discussed in the narrative in Part III hereof.